Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

November 18, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Tara Harkins
Kevin Kuhar
Jane Park
Tim Buchmiller

Re:	Coya Therapeutics, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted October 28, 2022 CIK No. 0001835022

Ladies and Gentlemen:

On behalf of Coya Therapeutics, Inc. (the “Company”), we are hereby responding to the letter, dated November 4, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”),  regarding the Company’s Amendment No. 2 to the Draft Registration Statement on Form S-1, submitted on October 28, 2022 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing a revised registration statement with the Commission (the “Revised Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

Securities and Exchange Commission

Division of Corporation Finance

November 18, 2022

The Company has authorized us to respond to the Comment Letter as follows:

Amendment 2 to Form S-1 Draft Registration Statement

Prospectus Summary, page 1

1.

We note your revised disclosure in response to prior comment 1, which we reissue in part. With respect to the second study that you disclose was conducted in the third quarter of 2022 for COYA 201 in a humanized in vitro model of liver inflammation and fibrosis, please disclose whether the primary endpoints of this second study were met or whether this study is ongoing. As appropriate, please also expand your disclose under "COYA 201" starting on page 74 to provide the material information regarding the results of this second study.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on pages 2 and 76 to include the requested disclosure.

We rely on third parties to manufacture our product candidates..., page 34

2.

We note your revised disclosure on page 34 in response to prior comment 3 that you have entered into a binding term sheet with a third party supplier for the supply of the fusion protein for your COYA 302 product candidate. Please clarify whether you rely on a single-source supplier or a limited number of third parties who supply the fusion protein and if so, please identify such principal supplier or manufacturer. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on page 34 to include additional information regarding the counter-party to the binding term sheet.

Our Pipeline, page 67

3.

We note your revised pipeline table on page 3 in response to prior comment 2, which we reissue in part. Please also revise your pipeline table on page 67 to include a separate column for the Phase 3 trial.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on page 69 to include the requested disclosure.

Securities and Exchange Commission

Division of Corporation Finance

November 18, 2022

COYA 302, page 71

4.

We note your response to prior comment 5. Please revise your disclosure on page 72 to clarify, if true, that the preclinical trials conducted by Dr. Appel were not powered for statistical significance.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on page 74 to include the requested disclosure.

COYA 101, page 76

5.

We note your response to prior comment 7, which we reissue in part. For the Phase 1 study of your COYA 101 product candidate, please clarify whether this study was powered to show statistical significance. If the Phase 1 study was powered for statistical significance, please provide p-values for the results. Please also provide the p-values for the data shown in the table on page 79.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on page 80 to include the referenced disclosure. The Company further advises the Staff that the study, for which the table appears on page 79, included a limited and unbalanced number of patients in each group and did not allow for a meaningful statistical comparison. Accordingly, no p-values are available. Disclosure has been added to page 82 to clarify the foregoing.

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc:	Howard Berman, Ph.D., Coya Therapeutics, Inc.